Morgan Stanley Variable Investment Series

522 Fifth Avenue

New York, NY 10036

March 30, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:  Michael L. Kosoff

Re:                             Morgan Stanley Variable Investment Series

(File No. 002-82510; 811-03692)

Dear Mr. Kosoff:

In response to your oral comments on March 24, 2010, below please find the fee tables and corresponding footnotes for each portfolio of Morgan Stanley Variable Investment Series.

FEE TABLES:

Aggressive Equity Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.67%
Distribution and service (12b-1) fees	None
Other expenses	0.35%
Total annual Portfolio operating expenses	1.02%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.67%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.35%
Total annual Portfolio operating expenses	1.27%

Capital Opportunities Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.42%
Distribution and service (12b-1) fees	None
Other expenses	0.13%
Total annual Portfolio operating expenses	0.55%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.42%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.13%
Total annual Portfolio operating expenses	0.80%

Dividend Growth Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.54%
Distribution and service (12b-1) fees	None
Other expenses	0.13%
Total annual Portfolio operating expenses	0.67%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.54%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.13%
Total annual Portfolio operating expenses	0.92%

European Equity Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.87%
Distribution and service (12b-1) fees	None
Other expenses	0.25%
Total annual Portfolio operating expenses*	1.12%
Fee waiver and/or expense reimbursement*	0.12%
Total annual Portfolio operating expenses after fee waiver and/or expense reimbursement*	1.00%

*            The Portfolio’s “Investment Adviser,” Morgan Stanley Investment Advisors Inc., is currently waiving or reimbursing all or a portion of the Portfolio’s advisory fees and/or other expenses (excluding brokerage fees). The fee waivers and/or expense reimbursements are expected to continue (such that the Total annual Portfolio operating expenses after fee waiver and/or expense reimbursement do not exceed those amounts listed above) until such time that the Fund’s Board of Trustees acts to discontinue such waivers and/or reimbursements when it deems such action is appropriate.

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.87%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.25%
Total annual Portfolio operating expenses*	1.37%
Fee waiver and/or expense reimbursement*	0.12%
Total annual Portfolio operating expenses after fee waiver and/or expense reimbursement*	1.25%

*            The Portfolio’s “Investment Adviser,” Morgan Stanley Investment Advisors Inc., is currently waiving or reimbursing all or a portion of the Portfolio’s advisory fees and/or other expenses (excluding distribution and service (12b-1) fees and brokerage fees). The fee waivers and/or expense reimbursements are expected to continue (such that the Total annual Portfolio operating expenses after fee waiver and/or expense reimbursement do not exceed those amounts listed above) until such time that the Fund’s Board of Trustees acts to discontinue such waivers and/or reimbursements when it deems such action is appropriate.

Global Dividend Growth Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.67%
Distribution and service (12b-1) fees	None
Other expenses	0.26%
Total annual Portfolio operating expenses	0.93%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.67%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.26%
Total annual Portfolio operating expenses	1.18%

Global Infrastructure Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.57%
Distribution and service (12b-1) fees	None
Other expenses	0.39%
Total annual Portfolio operating expenses	0.96%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.57%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.39%
Total annual Portfolio operating expenses	1.21%

High Yield Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.42%
Distribution and service (12b-1) fees	None
Other expenses	1.33%
Total annual Portfolio operating expenses	1.75%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.42%
Distribution and service (12b-1) fees	0.25%
Other expenses	1.33%
Total annual Portfolio operating expenses	2.00%

Income Builder Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.67%
Distribution and service (12b-1) fees	None
Other expenses	0.35%
Total annual Portfolio operating expenses	1.02%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.67%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.35%
Total annual Portfolio operating expenses	1.27%

Income Plus Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.42%
Distribution and service (12b-1) fees	None
Other expenses	0.14%
Total annual Portfolio operating expenses	0.56%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.42%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.14%
Total annual Portfolio operating expenses	0.81%

Limited Duration Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.30%
Distribution and service (12b-1) fees	None
Other expenses	0.19%
Total annual Portfolio operating expenses	0.49%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.30%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.19%
Total annual Portfolio operating expenses	0.74%

Money Market Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.45%
Distribution and service (12b-1) fees	None
Other expenses	0.11%
Total annual Portfolio operating expenses*	0.56%
Fee waiver and/or expense reimbursement*	0.19%
Total annual Portfolio operating expenses after fee waiver and/or expense reimbursement*	0.37%

*            The Portfolio’s “Investment Adviser,” Morgan Stanley Investment Advisors Inc., is currently waiving or reimbursing all or a portion of the Portfolio’s advisory fees and/or other expenses to the extent that total expenses exceed total income on a daily basis. The fee waivers and/or expense reimbursements are expected to continue until such time as the Fund’s Board of Trustees acts to discontinue all or a portion of such waivers and/or expense reimbursements when it deems such action is appropriate.

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.45%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.11%
Total annual Portfolio operating expenses*	0.81%
Fee waiver and/or expense reimbursement*	0.43%
Total annual Portfolio operating expenses after fee waiver and/or expense reimbursement*	0.38%

*            The Portfolio’s “Investment Adviser,” Morgan Stanley Investment Advisors Inc., is currently waiving or reimbursing all or a portion of the Portfolio’s advisory fees and/or other expenses to the extent that total expenses exceed total income on a daily basis. The fee waivers and/or expense reimbursements are expected to continue until such time as the Fund’s Board of Trustees acts to discontinue all or a portion of such waivers and/or expense reimbursements when it deems such action is appropriate.

S&P 500 Index Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.12%
Distribution and service (12b-1) fees	None
Other expenses	0.16%
Total annual Portfolio operating expenses	0.28%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.12%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.16%
Total annual Portfolio operating expenses	0.53%

Strategist Portfolio

Class X:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.42%
Distribution and service (12b-1) fees	None
Other expenses	0.16%
Total annual Portfolio operating expenses	0.58%

Class Y:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Advisory fee	0.42%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.16%
Total annual Portfolio operating expenses	0.83%

If you would like to discuss this matter in further detail or if you have any questions, please feel free to contact me at (212) 296-6989 (tel) or (646) 290.2042 (fax).  Thank you.

Best regards,

/s/ Sheri Schreck
Sheri Schreck